SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/10/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,413,955

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

1,413,955
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,413,955

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.59%


14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.1 to the Schedule 13D filed on September 26, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,
Plaza Two, Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S. citizens.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On August 10, 2006 Phillip Goldstein sent a letter to the issuer's Chairman, Mark M. Tanz. A copy of the letter is attached (Exhibit 2).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on 8/9/2006 there were 21,467,074 shares outstanding as of 8/1/2006. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein and Mr. Dakos are deemed to be the beneficial owners of 1,413,955 shares of SIZ or 6.59% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr.
Goldstein and Mr. Dakos for 1,413,955 shares. Power to vote securities resides solely with Mr. Goldstein and Mr. Dakos for 1,413,955 shares.

c. During the last sixty days the following shares of common stock were bought and sold:

See Exhibit 1.

d. Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividends or sales proceeds.

e. NA


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shares bought and sold within last 60 days
Exhibit 2. Letter to the Chairman of the Board

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1

Phillip Goldstein shares bought and sold:

Date		Transaction		# Shares	Price
7/14/2006	sold			2,000		14.85
8/8/2006	buy			18,850		14.6835
8/8/2006	buy			5,500		14.6835
8/8/2006	buy			4,800		14.6835
8/8/2006	buy			4,300		14.6835
8/8/2006	buy			18,850		14.6835
8/8/2006	buy			5000		14.65
8/9/2006	buy			36,050		14.6553
8/9/2006	buy			10,500		14.6553
8/9/2006	buy			9,200		14.6553
8/9/2006	buy			8,200		14.6553
8/9/2006	buy			36,050		14.655

Andrew Dakos shares sold:

6/29/2006	7,600 @ 15.80


Exhibit 2

Opportunity Partners L.P.
 60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

August 10, 2006

Mr. Mark M. Tanz
Chairman of the Board
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, LA 70062

Dear Mr. Tanz:

Opportunity Partners L.P. is part of a group that owns more than
1.4 million shares of Sizeler Property Investors, Inc. We are very disappointed about the proposed sale of Sizeler to Revenue Properties Company Limited, a large shareholder of Sizeler, for $15.10 per share. We have spoken with other shareholders that agree with us that the liquidation value of Sizeler's real estate portfolio is significantly higher than $15.10 per share. Just eight days before the August 8th announcement, Sizeler's stock closed at more than $16 per share and it continued to trade well above $15.10 per share right up until the takeunder offer was announced.

We note that Sizeler's August 8th announcement does not mention that you also were recently a member of the board of the proposed acquirer, Revenue Properties as well as a member of the board of Morguard Corporation, the controlling shareholder of Revenue Properties. We are also concerned that an insider of Revenue Properties has reported selling shares of Sizeler recently at prices in excess of $15.10. How can Sizeler's shareholders have confidence that a transaction is fair when its Chairman may have loyalties to parties on the other side of the table and insiders of the acquirer are trading in the stock while negotiations are occurring?

We cannot passively accept the situation. Therefore, we intend to solicit proxies to oppose the proposed transaction and to propose an orderly liquidation of Sizeler as the best way to maximize shareholder value for all shareholders, not just Revenue Properties. In addition, we are seriously contemplating making an offer for Sizeler in excess of $15.10 and filing a lawsuit to prevent the proposed transaction from being consummated.

If you think we are off base, please contact us immediately to discuss this matter.

Very truly yours,


Phillip Goldstein
Portfolio Manager

Contact: Phillip Goldstein of Opportunity Partners L.P., 914-
747-5262